

January 24, 2012

Via E-mail
Michael J. McElroy
General Counsel
Home Loan Servicing Solutions, Ltd.
2002 Summit Boulevard, Sixth Floor
Atlanta, Georgia 30319

Re: Home Loan Servicing Solutions, Ltd.
Amendment No. 5 to Registration Statement on Form S-1
Filed January 9, 2012
File No. 333-172411

Dear Mr. McElroy:

We have reviewed your amended registration statement and response letter dated January 9, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General Comments on this Filing

1. We note that you intend to file the tax opinion and legality opinion in a subsequent amendment. Please provide the staff with the opinions with sufficient time in order to review the opinions and related disclosure prior to any request for effectiveness. Also, please consider whether the U.S. tax treatment, including the treatment of Home Loan Servicing Solution as a passive foreign investment company and the related taxation of your profits, is a material tax consequence of the transaction that would require an opinion and accompanying revisions to your disclosure. Please refer to Item 601(b)(8) and 601(b)(5) of Regulation S-K.

Risk Factors

A significant increase in prepayment speeds…, page 19

2. Please provide the staff with management's calculation, based upon current prepayment speeds, of the meaningful remaining life of the mortgage servicing rights to be acquired as part of the transaction. Please also indicate that, if your plan to acquire additional rights through the sale of additional equity securities is not successful, how management intends to address a situation in which the outstanding balance on the mortgages underlying the servicing rights is insufficient to cover the expenses of operating the rights.

Use of Proceeds, page 42

3. Please revise your disclosure to provide a reasonable summary of the analysis supporting MIAC's fairness opinion. Also, please revise your disclosure to indicate the amount paid by Home Loan Servicing Solutions for MIAC's opinion, and any other amounts paid to MIAC by Home Loan Servicing Solutions or its affiliates during the prior two years.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Benjamin Phippen at (202) 551-3697 or John Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc.   Via E-mail
        Phillip J. Niehoff, Esq.
        Mayer Brown LLP